[redacted]

13014666

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2013

SEC FILE NUMBER
8-66127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3204 Beverly Drive
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin, President — (214) 272-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/13

OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON MICHELLE STATON
Notary Public, State of Texas
My Commission Expires
July 26, 2016

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millennium Wave Securities, LLC

ANNUAL REPORT

DECEMBER 31, 2012

ARTHUR BELL

Certified Public Accountants

Millennium Wave Securities, LLC

ANNUAL REPORT

DECEMBER 31, 2012

ARTHUR BELL
Certified Public Accountants

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission and
Section 1.17 of the Regulations under the Commodity Exchange Act
For the Year Ended December 31, 2012

CFTC FORM 1-FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company:		Employer ID No:		NFA ID No:	
Millennium Wave Securities, LLC	0010	75-2839862	0020	376216	0030
Address of Principal Place of Business:		Person to Contact Concerning This Report:			
3204 Beverly Drive		John F. Mauldin			0040
		Telephone No:			
Dallas, TX 75205	0050	(817) 794-0669			0060

1. Report for the period beginning January 1, 2012 0070 and ending December 31, 2012 0080

2. Type of report: 0090 [X] Certified [ ] Regular quarterly/semiannual

[ ] Special call by: ______ [ ] Other -- Identify: ______

3. Check whether 0095 [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 2 day of January, 2013

Manual signature [signature]

Type or print name John F. Mauldin

[ ] Chief Executive Officer [ ] Sr. Vice President and Chief Financial Officer Corporate Title Member & President

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

MILLENNIUM WAVE SECURITIES, LLC

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1 – 2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 9
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Computation of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	11
NFA Supplemental Schedule – IB	12 – 13
Independent Auditor's Report on Internal Control	14 – 15

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Millennium Wave Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements. The computation of net capital and computation of reserve requirements and information relating to possession or control requirements are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 26, 2013

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Cash	$	152,249
Referral fees receivable		181,584
Other assets		18,062
Total assets	$	351,895
LIABILITIES		
Accounts payable and accrued expenses	$	57,591
MEMBERS' CAPITAL		
Managing Member		294,304
Non-managing Member		0
Total members' capital		294,304
Total liabilities and members' capital	$	351,895

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUE		
Referral fees	$	1,876,414
EXPENSES		
Office services fee		92,802
Regulatory fees and expenses		12,023
Professional fees		53,714
Other expenses		11,467
Total expenses		170,006
NET INCOME	$	1,706,408

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2012

	Managing Member	Non-Managing Member	Total
Balances at December 31, 2011	$ 209,879	$ 0	$ 209,879
Net income for the year ended December 31, 2012	1,706,408	0	1,706,408
Distributions	(1,621,983)	0	(1,621,983)
Balances at December 31, 2012	$ 294,304	$ 0	$ 294,304

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from (for) operating activities:	
Net income	$ 1,706,408
Increase in accounts payable and accrued expenses	39,261
Increase in referral fees receivable	(28,589)
Increase in other assets	(15,567)
Net cash from operating activities	1,701,513
Cash flows (for) financing activities:	
Distributions to Managing Member	(1,621,983)
Net increase in cash	79,530
Cash - beginning of year	72,719
Cash - end of year	$ 152,249
Supplemental cash flow information:	
Texas Franchise Tax paid	$ 15,449

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Millennium Wave Securities, LLC (the Company) is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the Commodity Futures Trading Commission as an Introducing Broker, Commodity Pool Operator, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing Member of the Company is John F. Mauldin.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

C. Referral Fees

Referral fees are fees earned from unaffiliated broker dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. Referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Actual amounts received related to the December 31, 2011 receivable were approximately $75,000 higher than the estimated receivable and are included in the current year income.

A significant portion of the referral fees earned by the Company are received from a third party and its affiliate. Referral fee income includes $1,737,294 earned from such third party and its affiliate during the year ended December 31, 2012. Referral fees receivable at December 31, 2012 include $160,657 due from such third party and its affiliate.

D. Income Taxes

As a limited liability company, the Company prepares and files calendar year U.S. and applicable state information tax returns and reports to its members their allocable shares of the Company's taxable income. The 2009 through 2012 tax years generally remain subject to examination by U.S. federal and applicable state tax authorities.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Income Taxes (continued)

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Managing Member has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2012.

Although the Company is not subject to federal income tax at the Company level, the Company is subject to the Texas Franchise Tax which is a privilege tax imposed on entities organized or doing business in Texas. Such tax is included in other expenses in the statement of operations.

E. Allocation of Income and Loss

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

Note 2. RELATED PARTY TRANSACTIONS

Mauldin Management Company (MMC), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. One affiliate is allocated 1/3 of such expenses, and the remaining expenses are allocated to the remaining two affiliates, including the Company, pro rata based on each company's percentage of aggregate revenue generated by such companies. For the year ended December 31, 2012, the Company was allocated $92,802 of such expenses, which is reflected as office service fee in the statement of operations and of which $23,522 is payable at December 31, 2012.

Note 3. DEPOSITS

The Company deposits cash with Capital One Bank. At times, the balance may be in excess of federally insured limits.

Note 4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2012, the Company had net capital of $94,658, which was $49,658 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 61%.

Note 5. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. SUBSEQUENT EVENT

The Company distributed $100,476 to the Managing Member during the period January 1, 2013 through February 26, 2013.

MILLENNIUM WAVE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXHANGE COMMISSION
December 31, 2012

Total members' capital	$	294,304
Deduct items not allowable for net capital Non-allowable assets		(199,646)
Net capital	$	94,658
Minimum net capital required - 6 2/3% of aggregate indebtedness (Note 1, below)	$	3,839
Minimum regulatory dollar net capital requirement	$	45,000
Net capital shown above	$	94,658
Minimum net capital requirement		45,000
Excess net capital	$	49,658
Total aggregate indebtedness	$	57,591
Percentage of aggregate indebtedness to net capital		61 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the Millennium Wave Securities, LLC computation of net capital and required net capital from the December 31, 2012 Amended Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1 - Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2012 is as follows:

Total liabilities	$	57,591
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements		0
Aggregate indebtedness	$	57,591

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2012

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Millennium Wave Securities, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

NFA

MILLENNIUM WAVE SECURITIES, LLC
E.I.N. 75-2839862
NFA ID #: 0376216

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

	See notes below		1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A	Minimum dollar amount		$45,000	$54,000	$54,000
B	Calculation based on branch offices Number of branch offices =	1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C	Calculation based on associated persons Number of associated persons =	1	x $3,000 = $3,000	x $3,600 = $3,600	x $3,600 = $3,600
D	Securities broker/dealers per SEC 15c3-1		$5,000	N/A	N/A
	Enter the greatest of A - D		$45,000	$54,000	$54,000
				+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
				+ Expected capital withdrawals in next 6 mos.	
				Total $54,000	Total $54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$294,304
Ownership equity	$294,304	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	49,658
= Equity Capital	= $294,304	= Required total	$244,646

Equity Capital / Required Total 120.30%

(continued)

See accompanying notes.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable Amount	Collateral				Non-current Receivable
	Description	Market Value	Charge*	Net	
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance Amount	Collateral				Capital Charge
	Description	Market Value	Charge	Net	
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2012

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Millennium Wave Securities, LLC

In planning and performing our audit of the financial statements of Millennium Wave Securities, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) list additional objectives of the practices and procedures listed in the two preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities, including procedures for safeguarding firm assets, that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2013. The Company has implemented policies and procedures to more effectively monitor such controls.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc,. the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 26, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066127 FINRA DEC
MILLENNIUM WAVE SECURITIES LLC 18*18
MILLENNIUM WAVE INVESTMENTS
3204 BEVERLY DR
DALLAS TX 75205-2925

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

VALYNDA EWTON 214-526-0806

2. A. General Assessment (item 2e from page 2) $ 4691.03

B. Less payment made with SIPC-6 filed (**exclude interest**) (2225.67)

7/19/12
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 2465.36

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2465.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2465.36

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Millennium Wave Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1876414

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1876414

2e. General Assessment @ .0025 $ 4691.03

(to page 1, line 2.A.)